Exhibit 99.8

CONSENT OF OMER ARDIC

In connection with the filing on Form 6-K with the Securities and Exchange Commission (the “SEC”), of the technical report entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”) and the Material Change Report (“MCR”) of Sandstorm Gold Ltd. (the “Company”) dated December 15, 2021, I, Omer Ardic Civil/Geotechnical Engineer, MSc., consent to: (i) the filing of the Technical Report with the SEC by the Company; (ii) any extracts from or a summary of the Technical Report in the news release of the Company December 15, 2021 (the “News Release”) also filed on Form 6-K with the SEC; (iii) the use of and references to my name in connection with the Technical Report, the MCR and the News Release, as an expert or “qualified person,” who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Technical Report, the MCR and the News Release and the use of the Technical Report, or portions thereof, contained in the MCR and News Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (iv) the use and inclusion of the Technical Information in the written disclosure contained in the MCR and the News Release, and (v) the incorporation by reference of the Technical Report, the MCR, the News Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATE: December 15, 2021.

/s/ Omer Ardic

Omer Ardic Principal Civil/Geotechnical Engineer INR Consulting and Engineering Inc.

INR Consulting and Engineering Inc.

Güzeltepe Mh. Sedat Simavi Sk. 60/2 Çankaya 06690 Ankara, Turkey